April 19, 2017

Canabo Opens Clinic in Kelowna,BCandProvides Updateon PeakMedical Group

April 19, 2017 –Kelowna, BC– Canabo Medical Inc. (TSX-V:CMM) (OTCQB:CAMDF) (“Canabo” or the “Company”) is pleased to announce it has opened its 16th clinic in Kelowna, British Columbia. The Kelownaclinicislocatedin the Sterling Centre at 3975 Lakeshore Road, andwill be led by Dr. Chemanthi Kalen.

Canabo is also pleased toprovide an update on itsgrowthwith Peak Medical Group(“Peak Medical”) who operates partner clinics for Canabo throughout Alberta.Peak Medicalhasrecentlyopened anew, second location in Edmontonin order to accommodate high patient demand.

Dr. Neil Smith, ExecutiveChairman stated,“Kelowna marks the 6thclinic opening for Canabo in 2017 and demonstrates we are continuing to execute on our aggressive clinic roll out schedule. We are also pleased with our patient growth in Alberta through our partner Peak Medical”.

About Canabo Medical Inc.

Canabo wholly owns and operatesCannabinoid Medical Clinics,or CMClinics,Canada’slargest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo has 16clinics across Canada with several additionallocations set to open in 2017.

Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

Except for historical information, this press releasecontains forward-looking statements, which reflect Canabo Medical Inc.’s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo’s actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company’s ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also basedon a number of assumptions that may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo’s business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information please contact:

Ms. Madeline Whittaker

Telephone:	+1(902) 334-1700

Email:	media@cmclinic.ca

www.canabocorp.com